UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Deutsche Municipal Income Trust  (f/k/a DWS Municipal Income Trust)

(Name of Issuer)

Floating Rate Municipal Term Preferred Shares, Series 2015

(Title of Class of Securities)

25160C700

(CUSIP Number)

Marc Wetherhill
PartnerRe Ltd.
Wellesley House South
90 Pitts Bay Road
Pembroke HM 08 Bermuda
Telephone: 441-294-4403

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25160C700	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
PartnerRe Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,773

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
95.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC The shares are deemed beneficially owned as a result of PartnerRe Ltd. being the ultimate parent company of Partner Reinsurance Company Ltd.

*The percentage is less than 100% because the issuer has other series of preferred shares outstanding that carry equal voting rights, and  rank on a parity with respect to dividends, with the shares that are the subject of this filing.

CUSIP No. 25160C700	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
Partner Reinsurance Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,773

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
95.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 25160C700	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PartnerRe Principal Finance Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,773

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
95.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; IA The shares are deemed beneficially owned as a result of PartnerRe Principal Finance Inc. being the investment adviser of Partner Reinsurance Company Ltd.

Page 5 of 11 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to floating rate municipal term preferred shares (collectively, the “MTPS Shares”) of Deutsche Municipal Income Trust (the “Issuer”).

The Issuer’s principal executive offices are located at: Deutsche Asset & Wealth Management, One Beacon Street, Boston, MA 02108, Attn: Secretary of the Deutsche Funds.

Item 2.	Identity and Background

This Statement is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)	PartnerRe Ltd. (“PartnerRe”) is incorporated in Bermuda. Its principal business is acting as the ultimate holding company for the international reinsurance and insurance business of its wholly-owned subsidiaries. The address of the principal business and principal office of PartnerRe is Wellesley House South, 90 Pitts Bay Road, Pembroke HM 08 Bermuda.

(2)	Partner Reinsurance Company Ltd. (“PRC”) is incorporated in Bermuda. It is licensed as a Class 4 and Class E insurer in Bermuda, and its principal business is reinsurance. PRC is a wholly owned direct subsidiary of PartnerRe. The address of the principal business and principal office of PRC is Wellesley House South, 90 Pitts Bay Road, Pembroke HM 08 Bermuda.

(3)	PartnerRe Principal Finance Inc. (“Principal Finance”) is a Delaware corporation. Its principal business is acting as an internal consultant and investment adviser to certain wholly-owned subsidiaries of PartnerRe, including PRC. Principal Finance is a wholly owned indirect subsidiary of PartnerRe. The address of the principal business and principal office of Principal Finance is One Greenwich Plaza, Greenwich, Connecticut 06830.

During the last 5 years none of the Reporting Persons has been convicted in a criminal proceeding.

During the last 5 years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information required by Instruction C to Schedule 13D concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.  To the best knowledge of the Reporting Persons, during the last 5 years none of such Listed Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration

On January 16, 2015, PRC and Citibank N.A. (“Citibank”) entered into a Put/Call Agreement (the “Put/Call Agreement”), by which, among other things, (i) PRC granted Citibank an option (exercisable between January 21, 2015 and March 31, 2015) (the “Put Option”) to cause PRC to purchase the MTPS Shares from Citibank at the option price of $188,865,000 plus accumulated but unpaid dividends (the “Option Price”); and (ii) Citibank granted PRC an option (exercisable on April 1, 2015) (the “Call Option”) to cause Citibank to sell the MTPS Shares to PRC at the Option Price.  In connection with the Put/Call Agreement, Citibank paid PRC a fee of $1,888,650 in cash.

On January 31, 2015, the date that is sixty days prior to April 1, 2015, the date on which PRC became entitled to exercise the Call Option, PRC and the other Reporting Persons may be deemed to have acquired beneficial ownership of the MTPS Shares.

On March 3, 2015, Citibank notified PRC that it was exercising the Put Option, and pursuant to such exercise, PRC purchased the MTPS Shares from Citibank on March 10, 2015 for the Option Price of approximately $188,922,953 in cash.  The source of such funds was working capital of PRC.

Item 4.	Purpose of Transaction

PRC entered into the Put/Call Agreement and purchased the MTPS Shares for investment purposes.

The Reporting Persons have not acquired beneficial ownership of the MTPS Shares with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

On May 1, 2015, the Issuer filed with the Securities and Exchange Commission a Notification of Intention to Redeem Securities Pursuant to Rule 23c-2 under the Investment Company Act of 1940, in which it stated that it intends to redeem the MTPS Shares pursuant to their terms on June 1, 2015, or as soon as practicable thereafter.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The responses of the Reporting Persons to Rows (7) through (13) (inclusive) of the cover pages of this Statement are incorporated herein by reference.

(c)	The responses of the Reporting Persons in Item 3 and Item 4 of this Statement are incorporated herein by reference.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the MTPS Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Page 7 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons in Item 3 and Item 4 of this Statement are incorporated herein by reference.  A complete copy of the Put/Call Agreement is annexed hereto in response to Item 7 below.

The summary contained in this Schedule 13D of certain provisions of the Put/Call Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1             Joint Filing Agreement, dated May 27, 2015 by and among PartnerRe Ltd., Partner Reinsurance Company Ltd. and PartnerRe Principal Finance Inc.

Exhibit 99.2              Put/Call Agreement dated as of January 16, 2015 between Partner Reinsurance Company Ltd. and Citibank N.A.

Page 8 of 11 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2015

PartnerRe Ltd.

By:	/s/ C. Marc Wetherhill
Name: C. Marc Wetherhill
Title: Chief Legal Counsel

Partner Reinsurance Company Ltd.

By:	/s/ C. Marc Wetherhill
Name: C. Marc Wetherhill
Title: General Counsel & Chief Compliance Officer

PartnerRe Principal Finance Inc.

By:	/s/ TK Khan
Name: TK Khan
Title: General Counsel

Page 9 of 11 Pages

SCHEDULE I
EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name, citizenship and present principal occupation of each executive officer and director of PartnerRe Ltd.  The business address of each such person is Wellesley House South, 90 Pitts Bay Road, Pembroke HM 08 Bermuda.

PartnerRe Ltd.
Executive Officers

Name	Principal Occupation/Title	Citizenship
David Zwiener	President & Interim CEO	USA
William R. Babcock	EVP & CFO	USA
Emmanuel Clarke	CEO – PartnerRe Global	FRANCE
Theodore C. Walker	CEO – North America	USA
Laurie A. Desmet	EVP & COO	USA
David Outtrim	Chief Accounting Officer	UNITED KINGDOM

PartnerRe Ltd.
Directors

Name	Principal Occupation/Title	Citizenship
David Zwiener	Director	USA
Debra J. Perry	Director	USA
Egbert Willam	Director	GERMAN
Greg Seow	Director	SINGAPORE
Jan Holsboer	Director	DUTCH
Jean-Paul Montupet	Director	USA
Judith Hanratty	Director	UNITED KINGDOM
Kevin Twomey	Director	USA
Remy Sautter	Director	FRANCE
Roberto Mendoza	Director	USA

Page 10 of 11 Pages

The following sets forth the name, citizenship and present principal occupation of each executive officer and director of Partner Reinsurance Company Ltd.  The business address of each such person is Wellesley House South, 90 Pitts Bay Road, Pembroke HM 08 Bermuda.

Partner Reinsurance Company Ltd.
Executive Officers

Name	Principal Occupation/Title	Citizenship
David Durbin	Chief Risk Officer	USA
Andrew Turnbull	General Manager	UNITED KINGDOM
Greg Haft	Head of Catastrophe, Bermuda	USA
Terry Kuruvilla	Chief Actuarial Officer	USA
Joe Barbosa	Treasurer	BERMUDA
C. Marc Wetherhill	General Counsel & Chief Compliance Officer	BERMUDA

Partner Reinsurance Company Ltd.
Directors

Name	Principal Occupation/Title	Citizenship
David Outtrim	Director	UNITED KINGDOM
William R. Babcock	Director	USA
Emmanuel Clarke	Director	FRANCE
C. Marc Wetherhill	Director	BERMUDA
Greg Haft	Director	USA
Andrew Turnbull	Director	UNITED KINGDOM

Page 11 of 11 Pages

The following sets forth the name, citizenship and present principal occupation of each executive officer and director of PartnerRe Principal Finance Inc.  The business address of each such person is One Greenwich Plaza, Greenwich, Connecticut 06830.

PartnerRe Principal Finance Inc.
Executive Officers

Name	Principal Occupation/Title	Citizenship
David Moran	President	USA
Jayen Madia	Deputy Head of Investments & Asset Allocation	USA
John H. Reilly	Chief Risk Officer	USA
Liberatore (Lee) J. Iannarone	Head of Legal & Chief Compliance Officer	USA
Nicholas Giuntini	CEO & Head of Investments	USA
TK Khan	General Counsel	USA

PartnerRe Principal Finance Inc.
Directors

Name	Principal Occupation/Title	Citizenship
Nicholas Giuntini	Director	USA
Liberatore (Lee) J.Iannarone	Director	USA
Jayen Madia	Director	USA